Exhibit 4(a)(iv)

AMENDMENT TO THE TRANSACTION AGREEMENT

This AMENDMENT TO THE TRANSACTION AGREEMENT (this “Amendment”), dated as of December 21, 2012, by and between DFB Pharmaceuticals, Inc., a Texas corporation (“Seller Parent), and Smith & Nephew, Inc., a Delaware corporation (“Buyer Domestic”).

WHEREAS, Seller Parent, Buyer Domestic, Smith & Nephew Inc., a Canada corporation, Smith & Nephew, Inc., a Puerto Rican corporation, Smith & Nephew Orthopaedics AG, a limited company incorporated under the laws of Switzerland, Sudbury Acquisitions N.V., a Curaçao limited liability company, Healthpoint, Ltd., a Texas limited partnership (“Healthpoint”), Healthpoint International, LLC, a Texas limited liability company, DFB Biotech of Curaçao, N.V., a limited liability company incorporated under the laws of the Netherland Antilles and existing under the laws of Curaçao, and Healthpoint Canada ULC, a Nova Scotia Unlimited Liability Corporation are parties to that certain Transaction Agreement dated as of November 27, 2012 (the “Transaction Agreement”), providing for the acquisition of the Purchased Assets and assumption of the Assumed Liabilities by the Buyer Parties; and

WHEREAS, the parties desire to amend the Transaction Agreement as provided in this Amendment in accordance with Section 14.02 of the Transaction Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Amendment, and intending to be legally bound, Seller Parent and Buyer Domestic hereby agree as follows:

1.         The defined term “State FCA Settlement Amount” in Section 1.01 of the Transaction Agreement is hereby amended and restated to read in its entirety as follows:

“State FCA Settlement Amount” means an aggregate amount equal to $***, which amount is to be used to pay costs of settlement of the False Claims Act Litigation with each state of the United States and the District of Columbia, with $*** of such amount established based upon the share of the state portion of the total settlement as proposed by the National Association of Medicaid Fraud Control Units (“NAMFCU”) with respect to the states whose attorneys have indicated they will recommend executing the FCA State Template Settlement Agreement and $*** of such amount determined in accordance with the methodology set forth on Schedule 1.01(h).

2.         Sections 2.01(1) and (m) of the Transaction Agreement shall be amended and restated in their entirety as set forth below and an additional Section 2.01(n) shall be added as set forth below:

(l)           all transferable Permits, including Environmental Permits;

(m)         all goodwill associated with the Business; and

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

(n)          to the extent transferable, all of the bank accounts of Healthpoint listed in Schedule 2.01(n); provided, that the transfer of ownership of such bank accounts shall not occur until Buyer Domestic has notified Sellers in writing that the Parties’ regulatory obligations under the Transition Services Agreement and obligations under the Subcontract have been discharged to the parties’ reasonable satisfaction and such agreements have been terminated or have expired by their terms.

3.         Section 2.02(i) of the Transaction Agreement shall be amended and restated in its entirety as set forth below:

(i)           all bank accounts, whether or not used in the Business, other than those described in Section 2.01(n).

4.         Section 6.13 of the Transaction Agreement shall be amended and restated in its entirety as set forth below:

Section 6.13.  Name Change.  Promptly upon request by Buyer Domestic, and assuming such actions would not materially interfere with (a) the performance of the Sellers of their obligations under the Subcontract or the Transition Services Agreement (or the applicable Buyer Parties have waived any nonperformance resulting from such actions) or (b) the Sellers’ performance of any reporting obligations to Governmental Authorities relating thereto, the Sellers shall, and shall cause their applicable Affiliates to, change their respective entity names to a name that does not contain (and that is not confusingly similar to) the name “Healthpoint.” Promptly following the Closing, and in any event no later than 15 days following the Closing Date, the Sellers shall use commercially reasonable efforts, at Buyer Domestic’s expense, to assist Buyer Domestic in obtaining the rights to operate under the assumed name “Healthpoint Biotherapeutics” (including revoking or withdrawing any existing assumed name filings with respect to such name and, if necessary, providing letters of consent regarding the same to any applicable Governmental Authorities).  From and after the Closing, (i) Sellers shall not, directly or indirectly, use and shall not license or authorize any third party to use any name, slogan, logo or trademark which is similar or deceptively similar to any of the trademarks or any other name used in connection with the Business; and (ii) Sellers shall not use the names “Healthpoint” and “Healthpoint Biotherapeutics” in any manner that would constitute misuse, impairment, disparagement or dilution of such names or the goodwill associated with one or more of such names and shall not operate any business under the names “Healthpoint” and “Healthpoint Biotherapeutics” except to provide any transition services to the Buyer Parties in accordance with the Transition Services Agreement.

5.         Section 6.10(b) of the Transaction Agreement is hereby amended and restated to read in its entirety as follows:

“(b)           Each Seller shall cause each signatory to the Seller FDA Letter to duly execute the Seller FDA Letter as soon as all required information is available, but in no event later than thirty (30) days following the Closing Date.”

6.         The following Section 12.03(h) shall be added to the Transaction Agreement:

“(h)  The foregoing procedures set forth in this Section 12.03 shall not apply to the *** Litigation, which shall be governed by Section 7.07 and the Joint Defense Agreement referenced therein.”

7.         Section 12.07(b) of the Transaction Agreement is hereby amended to read in its entirety as follows: “(b)  Intentionally Omitted.”

8.         Section 12.07(c) is hereby amended and restated to read in its entirety as follows:

“(c)           Following the Closing, Buyer Domestic and the Sellers shall, upon the entry into a settlement with any state or the entry of a final, non-appealable judgment with respect to the pending False Claims Act Litigation relating to such state, take all necessary actions to cause (i) the prompt release from the Escrow Account of any amounts due to such state (up to the amount of the State FCA Settlement Amount remaining in the Escrow Account), (ii) the payment, on behalf of Sellers, of such amounts directly to the applicable state and (iii) the release to Sellers of an amount equal to the excess (up to the amount of the State FCA Settlement Amount remaining in the Escrow Account), if any, of (A) the amount set forth opposite such state’s name in the column entitled “State Settlement Share” for those states listed as “States Recommending Settlement” or the column entitled “Escrow Amount” for those states listed as “States Not Recommending Settlement” on Schedule 12.07(c) over (B) the amount required to be released from the Escrow Account and paid to such state in accordance with clauses (i) and (ii); provided, however, that the release of any amounts described in clause (iii) of this sentence shall not be made until such time as the pending False Claims Act Litigation relating to the State of Indiana has been finally resolved through settlement or through the entry of a final, non-appealable judgment, and any releases pursuant to clause (iii) shall be reduced by an amount equal to the excess, if any, of the amounts due to the State of Indiana in connection with such resolution over the amount set forth opposite Indiana’s name in the column entitled “Escrow Amount” on Schedule 12.07(c).  Buyer Domestic and Sellers shall take all necessary actions to cause the prompt release from the Escrow Account of any amounts (up to the amount of the State FCA Settlement Amount remaining in the Escrow Account) allocated to any state listed as “States Who Have Not Yet Provided Notification Regarding Recommendation of Settlement” that has not commenced a Xenaderm-related action within 18 months following the Closing Date.”

9.         Section 12.07(e) of the Transaction Agreement is hereby amended and restated to read in its entirety as follows:

“(e)           On the three-year anniversary of the Closing Date, all remaining Escrow Amounts minus the sum of (without duplication) the aggregate dollar amount of all indemnification claims pursuant to Section 12.02(a) pending as of such date.”

10.       Section 12.07(g) of the Transaction Agreement is hereby amended and restated to read in its entirety as follows:

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

“(g)           In no event shall any portion of the State FCA Settlement Amount remaining in the Escrow Account be used to satisfy any obligations of Sellers hereunder other than payments to Governmental Authorities of the applicable states in accordance with Section 12.07(c).”

11.       Buyer Domestic agrees that it will cause to be paid to JPMorgan Chase, N.A. and McKnight Title, on behalf of the Sellers, the amounts owed by Sellers to JPMorgan Chase, N.A., as specified in payoff letters delivered by JPMorgan Chase, N.A.  Such payment on behalf of Sellers shall be deemed payment to Sellers pursuant to Section 3.02(a)(iii) of the Transaction Agreement.

12.       The parties acknowledge and agree that (i) the definition of “Retained Employee” shall be amended and restated to read in its entirety as follows:

“Retained Employee” means ***.”

and (ii) the applicable Employment Agreement and Confidentiality, Non-Competition and Intellectual Property Assignment Agreement to which Maxwell Lea is party shall not be an “Assumed Employee Agreement” and “Assumed Covenant Agreement”, respectively; provided, however, that the parties acknowledge that Buyer Domestic remains in discussions with Maxwell Lea regarding his employment status, and should Maxwell Lea elect to become employed by Buyer Domestic or one of its Affiliates within 60 days following the Closing, the amendments set forth in this Section 12 (but, for avoidance of doubt, not the amendments contained in the remainder of this Amendment) shall become null and void and shall be of no further force and effect.

13.       At the Closing Buyer Domestic shall wire to Healthpoint $9,234,822, representing Healthpoint’s estimate of 2012 bonuses that Buyer Domestic is obligated to reimburse pursuant to Section 10.05(f) of the Transaction Agreement and final December 2012 payroll (including payroll taxes) for the period from December 15, 2012 through December 28, 2012.  The parties agree that the portion of the final December 2012 payroll for the period through and including December 21, 2012 is an Assumed Liability (and shall be taken into account in determining Closing Net Assets, without regard to the effect of the payment contemplated by this Section 13), and that the portion of the final December 2012 payroll for the period beginning on December 22, 2012 is being paid to Healthpoint for administrative convenience to pay the Transferred Employees for the period from December 22, 2012 through and including December 28, 2012, and such amount shall not be an Assumed Liability (and shall not be taken into account in determining Closing Net Assets).  Following the Closing, Buyer Domestic and Healthpoint shall cooperate in reconciling such estimate to the actual amount of bonuses and payroll paid by Healthpoint, and if Healthpoint paid more than $9,234,822 in respect of such matters, then Buyer Domestic shall pay such difference to Healthpoint, and if Healthpoint paid less than $9,234,822 in respect of such matters, then Healthpoint shall reimburse such difference to Buyer Domestic.  Any dispute between Buyer Domestic and Healthpoint with respect to such reconciliation shall be resolved by the Accounting

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

Referee in accordance with the procedures set forth in Sections 3.04(c) and 3.04(d) of the Transaction Agreement.  Buyer Domestic and Seller Parent acknowledge that the 401(k) matching contributions for the year ended December 2012 cannot be computed until after December 31, 2012 and therefore will not be paid by Healthpoint on or before Closing, and that Buyer Domestic shall reimburse Healthpoint for such matching contribution upon receipt of notice from Healthpoint that such payment has been made, which notice shall show in reasonable detail the calculation of such matching contribution.

14.           Buyer Domestic acknowledges and agrees that the letter granting an extension of the Transition Services Agreement among DPT Laboratories, Ltd., Renaissance Pharma (U.S.) Holdings, Inc., Renaissance SSP Holdings, Inc. and DFB Pharmaceuticals, Inc., dated as of June 29, 2012 (the “DPT TSA”), in the form provided by Sellers to Buyer Domestic prior to the date hereof, shall be deemed to satisfy the closing condition specified in Section 11.02(d) of the Transaction Agreement relating to receipt of the Required Consent relating to the DPT TSA.

15.           Ratification of Agreement.  Except as expressly provided in this Amendment, all of the terms, covenants, and other provisions of the Transaction Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.  From and after the date hereof, all references to the Transaction Agreement shall refer to the Transaction Agreement as amended by this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Transaction Agreement.

16.           Governing Law.  This Amendment shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

17.           Execution of Agreement; Counterparts; Electronic Signatures.  This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” format data file signature page were an original thereof.  No provision of this Amendment is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

 [Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DFB PHARMACEUTICALS, INC.

By:	/s/ H. Paul Dorman
Name:	H. Paul Dorman
Title:	Chairman & CFO

SMITH & NEPHEW, INC.

By:	/s/ Cyrille Petit
Name:	Cyrille Petit
Title:	Chief Corporate Developement Officer

[The schedules to the Amendment to the Transaction Agreement have been omitted from the filing. The following is a list of omitted schedules and a brief description of each. Smith & Nephew plc agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules.]

List of Schedules

Schedules

2.01(n)	Acquired Bank Accounts
12.07(c)	State FCA Settlement Amounts